Exhibit 3.2
AMENDMENT TO
AMENDED AND RESTATED BY-LAWS OF
CROWN CASTLE INTERNATIONAL CORP.
Pursuant to Section 8.01 of the Amended and Restated By-laws (“By-laws”) of Crown Castle International Corp. (“Company”), the Board of Directors of the Company approved and adopted the following resolution amending Section 2.08 of the By-laws, which amendment became effective on May 24, 2011:
RESOLVED, that the Amended and Restated By-Laws (“By-Laws”) of the Company be, and hereby are, subject to and effective upon the effectiveness of the Proposed Charter Amendment, amended by deleting the first sentence of Section 2.08 of the By-Laws (stating “The election of Directors submitted to Stockholders at any meeting shall be decided by a plurality of the votes cast thereon.”) and replacing such language with a new first paragraph of Section 2.08 of the By-Laws stating:
“Subject to the rights of the holders of any class or series of stock to elect Directors separately, at all meetings of the Stockholders at which a quorum is present and Directors are to be elected, each Director shall be elected by a majority of the votes cast with respect to the Director nominee’s election by Stockholders entitled to vote and present in person or represented by proxy; provided, however, if as of the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the Stockholders, the number of nominees standing for election at any meeting of the Stockholders exceeds the number of Directors to be elected (such an election being a “Contested Election”), the Directors shall be elected by a plurality of the votes cast at the meeting. For purposes of this paragraph, a majority of the votes cast means that the number of votes cast “for” a nominee must exceed the number of votes cast “against” the nominee (with abstentions and broker non-votes not counted as a vote cast either “for” or “against” a nominee). The Board shall nominate for re-election as a Director an incumbent candidate only if such candidate shall have tendered, prior to the date the Corporation first mails its notice of meeting for the Stockholder meeting at which such candidate is to be re-elected as a Director, an irrevocable resignation that will be effective upon (1) failure to receive the required vote at any election which is not a Contested Election in which such candidate is nominated for re-election and (2) the Board’s subsequent acceptance of such resignation. Following certification of the vote of an election that is not a Contested Election, if an incumbent Director fails to receive the required vote for re-election, the nominating and corporate governance committee of the Board will make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action should be taken. The Board should then act on the nominating and corporate governance committee’s recommendation and publicly disclose its decision and, in the case of rejection of the resignation, the rationale behind it, generally within 90 days following the date of certification of the election results. If the Board accepts a Director’s resignation pursuant to this Section 2.08, then the Directors may fill the resulting vacancy pursuant to Article VII of the Charter or the Board may decrease the size of the Board.”
Effective May 24, 2011.

/s/ Donald J. Reid
Donald J. Reid, Corporate Secretary